

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2018

Mail Stop 4561

Michael DeCesare
Chief Executive Officer
Forescout Technologies, Inc.
190 West Tasman Drive
San Jose, CA 95134

> **Re:** **Forescout Technologies, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 9, 2018**
> **CIK No. 0001145057**

Dear Mr. DeCesare:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3297 with any questions.

Sincerely,

/s/ Edwin Kim

Edwin Kim
Attorney Advisor
Office of Information
Technologies and Services

cc: Melissa Rick, Esq.
       Wilson Sonsini Goodrich & Rosati